SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 29, 2011

On March 29, 2011, at 10:00 a.m., at the Company’s office located at Avenida das Nações Unidas, 8501, 24° andar, São Paulo/SP, CEP 05425-070, the Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Board Member Francisco Pais, his respective alternate, Andrea Damiani Maia, and Board Member Newton Sergio de Souza, who was replaced by his respective alternate, Mônica Bahia Odebrecht, did not attend the meeting and justified their absence. Officers Mauricio Ferro, Marcela Drehmer and Manoel Carnaúba,  Mr. Marco Antonio Villas-Bôas, representative of the Corporate Governance Department, and Mrs. Lilian Porto Bruno were also present at the meeting. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Lilian Porto Bruno acted as secretary. AGENDA: I) Subjects for deliberation: 1) After due analysis of the Proposals for Deliberation (“PD”), copies and related documentation of which were previously sent to the Board Members, as provided for in their Internal Regulations, and which will remain duly filed at the Company’s headquarters, the following resolutions were unanimously taken: 1) PD.CA/BAK – 04/2011 – Commercial Agreement on the Ethane, Propane and Refinery Gas Purchase Agreement entered into between Rio Polímeros S/A (“RioPol”) and Petróleo Brasileiro S/A (“Petrobras”) – the execution of the Commercial Agreement resulting from the Ethane, Propane and Refinery Gas Purchase Agreement entered into between RioPol and Petrobras was authorized, under the terms contained in the respective PD; 2) PD.CA/BAK – 05/2011 – Construction of the new Butadiene Unit with production capacity of 100Kt/year in Rio Grande do Sul – the investment for the construction of the new butadiene unit in the State of Rio Grande do Sul, as well as the execution of the agreement for the construction of said plant with Construtora Norberto Odebrecht and Genpro Engenharia S.A. were approved, according to the terms and conditions contained in the respective PD. II) Subjects for Acknowledgement: Nothing to register. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the Meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, March 29, 2011. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Lilian Porto Bruno – Secretary; Paulo Roberto Costa – Vice-Chairman; Alfredo Lisboa Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Eduardo Rath Fingerl; José Carlos Grubisich Filho; Luciano Nitrini Guidolin; Maria das Graças Silva Foster and Monica Bahia Odebrecht].

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

Reunião do Conselho de Administração da Braskem nº 572

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 29, 2011

This is a true copy of the original minutes drawn up in the proper book.

Lilian Porto Bruno

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

Reunião do Conselho de Administração da Braskem nº 572

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.